Filed by Solstice Advanced Materials Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Element Solutions Inc

(Commission File No. 001-36272)

The following is a presentation made available by Solstice Advanced Materials Inc. (“Solstice”) in connection with Solstice’s second quarter earnings conference call on July 30, 2026.

July 30, 2026 Second Quarter 2026 Financial Results © 2026 Solstice Advanced Materials Inc.

Forward - Looking Statements & Other Disclaimers This presentation contains “forward - looking statements” within the meaning of the federal securities laws made pursuant to the s afe harbor provisions of the Private Securities Litigation Reform Act of 1995 about us, our industry and with respect to our pro posed acquisition of Element Solutions Inc (“Element Solutions”) that involve substantial risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts, but rather are based on current expectations, estimates, assumptions and projections regarding, amo ng other things, our industry, our business and financial results, the anticipated benefits and timing of the proposed acquisition including expected synergies, expected future financial position, th e combined company’s expected Adjusted EBITDA, Adjusted EBITDA margin and FCF conversion, and expected synergies. Forward - lookin g statements often include words such as “anticipates,” “estimates,” “expects,” “positioned,” “projects,” “forecasts,” “intends,” “plans,” “continues,” “could,” “believes,” “may,” “ wil l,” “would,” “should,” “goals,” and words and terms of similar substance in connection with discussions of the future operati ng or financial performance of us and the combined company and the proposed acquisition. As with any projection or forecast, forward - looking statements are inherently susceptible to uncertainty and change s in circumstances. Our and the combined company’s actual results may vary materially from those expressed or implied in our for ward - looking statements. Accordingly, undue reliance should not be placed on any forward - looking statement made by us or on our behalf. Although we believe that the forward - looking statements con tained in this presentation are based on reasonable assumptions, you should be aware that a variety of factors, many of which ar e difficult to predict and outside of our control, could affect our or the combined company’s actual financial results or results of operations and could cause actual results to differ materially fro m those in such forward - looking statements, including, but not limited to: risks and uncertainties around the Company’s proposed acquisition of Element Solutions Inc, including the risk that the anticipated benefits and synergies of the transaction may not be realized when expected or at all, that the terms and scope o f t he expected financing in connection with the transaction may prove to be less favorable than currently expected, that the tra nsa ction may not be completed in a timely matter or at all, the risk that disruptions from the proposed transaction will harm our business, including current plans and operations, and the risk of lit iga tion related to the transaction; our limited operating history as an independent, publicly traded company and unreliability o f h istorical consolidated financial information as an indicator of our future results; our ability to successfully develop new technologies and introduce new products; an overall decline in the health of th e economy and the industries in which we operate, including as a result of inflation, tariffs and other trade barriers and re str ictions, market volatility, geopolitical instability and social unrest, the possibility of an economic downturn or recession or other macroeconomic factors; changes in the price and availability of raw materials t hat we use to produce our products, including due to factors such as supply chain disruptions, including due to increased energy pr ices, and the impact of inflation; our ability to comply with complex government regulations and the impact of changes in such regulations; global climate change and related regulations and chang es in customer demand; the public and political perceptions of nuclear energy and radioactive materials; economic, political, re gul atory, foreign exchange and other risks of international operations; the impact of tariffs or other restrictions on foreign imports; our ability to borrow funds and access capital ma rke ts and any limitations in the terms of our indebtedness; our ability to compete successfully in the markets in which we opera te; the effect on our revenue and cash flow from seasonal fluctuations and cyclical market conditions; concentrations of our credit, counterparty and market risk; our ability to successfully execute o r e ffectively integrate potential acquisitions, including the proposed acquisition of Element Solutions, or complete potential d ive stitures; our joint ventures and strategic co - development partnerships; our ability to recruit and retain qualified personnel; potential material environmental liabilities; the hazardous nature of chem ica l manufacturing; decommissioning and remediation expenses and regulatory requirements; potential material litigation matters, in cluding disputes related to the spin - off (“the Spin - off”) from Honeywell International Inc. (“Honeywell”); the impact of potential cybersecurity attacks, data privacy breaches and other operational dis ruptions; increasing stakeholder interest in public company performance, disclosure, and goal - setting with respect to sustainabi lity matters; failure to maintain, protect and enforce our intellectual property or to be successful in litigation related to our intellectual property or the intellectual property of others, or co mpe titors developing similar or superior intellectual property or technology; unforeseen U.S. federal income tax and foreign tax li abilities and our ability to achieve anticipated tax treatments in connection with the Spin - off; U.S. federal income tax reform; our ability to operate as an independent, publicly traded company without certain bene fits available to us as a part of Honeywell prior to the Spin - off, including managing the costs of operating as an independent c ompany following the Spin - off; our ability to achieve some or all of the benefits that we expect to achieve from the Spin - off; our inability to maintain intellectual property agreements; potential timi ng, declaration, amount and payment of the Company’s dividend program; potential cash contributions to defined benefit pensio n p lans; and our ability to maintain proper and effective internal controls. These and other factors are more fully discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Co ndition and Results of Operations” sections included in our Form 10 - K for the fiscal year ended December 31, 2025, filed with th e SEC on February 19, 2026, our Quarterly Reports on Form 10 - Q and other documents we may file from time to time with the SEC. These risks could cause actual results to differ materially from those im plied by forward - looking statements in this presentation. Forward - looking statements speak only as of the date they are made. Re aders are cautioned not to put undue reliance on forward - looking statements, and Solstice assumes no obligation and do not intend to update or revise these forward - looking statements, whether a s a result of new information, future events or otherwise, except as otherwise required by securities or other applicable law . W e give no assurance that we will achieve our expectations. Even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consiste nt with the forward - looking statements contained in this presentation, those results or developments may not be indicative of resul ts or developments in subsequent periods. Non - GAAP Financial Measures This presentation contains financial measures presented on a non - GAAP basis. The non - GAAP financial measures used in this presen tation are as follows: Adjusted EBITDA, on a total company basis; Adjusted EBITDA margin, on a total company basis; Adjusted Sta ndalone EBITDA; Adjusted Standalone EBITDA Margin; combined adjusted EBITDA; combined adjusted EBITDA margin; combined revenues; synergies; integration benefits; Adjusted Net Income att rib utable to Solstice; Adjusted Diluted EPS; Free Cash Flow; Organic sales percentage; Net debt; Total leverage ratio; and Net l eve rage ratio. Management believes that, when considered together with comparable GAAP measures, these non - GAAP measures are useful to investors and management in understanding our ongoing operations and in the analysis of ongoing operating trends. These measures should be considered in addition to, and not as replacements fo r, the most comparable GAAP measure. Refer to the appendix attached to this presentation for historical reconciliations of non - GAAP financial measures to the most directly compar able GAAP measures. The Company does not provide a reconciliation of forward - looking Adjusted EBITDA (non - GAAP) or Adjusted dil uted Earnings per Share to GAAP net income (loss) attributable to Solstice Advanced Materials, due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary fo r such reconciliation. Because deductions (such as repositioning charges, impairment charges, and litigation and other matter s) used to calculate projected net income (loss) vary based on actual events, the Company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provi de a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material and, therefore , c ould result in projected GAAP net income (loss) being materially less than projected Adjusted EBITDA (non - GAAP) or Adjusted Net Income attributable to Solstice (non - GAAP). These statements represent forward - looking information and a projected financial outlook, and actual results may vary. Please see the risks and assumption s referred to in the “Forward - Looking Statements & Other Disclaimers” section of this presentation. The guidance in this presentation is only effective as of the date it is given and wi ll not be updated or affirmed unless and until the Company publicly announces updated or affirmed guidance. Illustrative Combined Company Financial Information This presentation contains illustrative financial information for the combined businesses of Solstice and Element Solutions w hic h is based on management's estimates, assumptions and projections and has not been prepared in conformance with the applicabl e r equirements of Regulation S - X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. This information is pro vided for illustrative purposes only and should not be considered in isolation from, or as a substitute for, the historical f ina ncial statements of Solstice and Element Solutions. These measures are provided for illustrative purposes and are based on an arithmetic sum of the relevant historical financial measures of Solsti ce and Element Solutions. Combined Revenue is the arithmetic sum of Solstice’s revenue and Element Solutions’ revenue. Combined Adj usted EBITDA is the arithmetic sum of Solstice’s Adjusted Standalone EBITDA and Element Solutions’ Pro Forma Adjusted EBITDA, inclusive of expected synergies. Combined Adjusted EBITDA Margin is in clusive of expected synergies. These measures do not reflect what the combined company's financial condition or results of op era tions would have been had the proposed transaction occurred on or prior to the dates indicated. Such illustrative information may differ materially from pro forma information included in S EC filings. Various factors could cause actual future results to differ materially from those currently estimated by management, in cluding, but not limited to, the risks described above and in each of Solstice’s and Element Solutions’ respective filings with the SEC. For a definition of Element Solutions’ adjusted EBITDA and a reconcil iat ion of Solstice’s adjusted standalone EBITDA, please see Solstice’s Current Report on Form 8 - K furnished with the SEC on Februar y 11, 2026, and a reconciliation of adjusted EBITDA to the most comparable GAAP financial measure for 2025, please see Element Solutions’ Current Report on Form 8 - K furnished with the SEC on February 17, 2026 and Element Solutions’ 2026 Investor Day presentation at its website at https://www.elementsolutions.com (information included on or accessible through Element Solutions’ website is not incorporated by reference into this presentation). Element Solutions’ pro forma Adjusted EBITDA for fiscal year 2025 is from Ele ment Solutions’ 2026 Investor Day presentation and is Element Solutions’ Adjusted EBITDA inclusive of a pro forma adjustment of $61 million from the impact of the acquisitions of Micromax and EFC Gases. Combined Adjusted EBITDA and Combined Adjusted EBITDA margin includes expected synergies. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or th e s olicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of secu rit ies in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) , and/or offered pursuant to an exemption from the registration requirements of the Securities Act, and otherwise in accordance with applicable law. Important Information and Where to Find It In connection with the proposed transaction with Element Solutions Inc, Solstice intends to file with the SEC a registration sta tement on Form S - 4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Solstice’s comm on stock to be issued in the proposed transaction and a joint proxy statement for Solstice’s and Element Solutions’ respective stockholders (the “Joint Proxy Statement/Prospectus”). The definit ive Joint Proxy Statement/Prospectus (if and when available) will be mailed to stockholders of Solstice and Element Solutions aft er it is declared effective. Each of Solstice and Element Solutions may also file with or furnish to the SEC other relevant documents regarding the proposed transaction. This communication is not a subs tit ute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Solstice or Element Solut ion s may mail to their respective stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SOLSTICE AND ELEMENT SOLUTIONS ARE URGED TO READ THE REGISTRATION STA TEM ENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT CAREFULLY AND IN THEIR ENTIRETY WHEN THE Y BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGIS TRA TION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CON TAIN IMPORTANT INFORMATION REGARDING SOLSTICE, ELEMENT SOLUTIONS, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtai n f ree copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Solstice or Element Solutions th rou gh the website maintained by the SEC at http://www.sec.gov or from Solstice at its website, https://www.solstice.com , or from Element Solutions at its website, https://www.elementsolutionsinc.com (information included on or accessible through the SEC website or either of Solstice’s or Element Solutions’ website is not i nc orporated by reference into this communication). Participants in Solicitation Solstice and Element Solutions and their respective directors and executive officers may be deemed to be participants in the sol icitation of proxies from the stockholders of Solstice and Element Solutions in connection with the proposed transaction. Inf orm ation about the interests of the directors and executive officers of Solstice and Element Solutions and other persons who may be deemed to be participants in the solicitation of stockholders of Solstice and Element Solutions in connection with the proposed transaction and a description of their direct and indirect interests, by se cu rity holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC. Information about Solstice’s directors and executive officers and the ir ownership of Solstice’s common stock is set forth in Solstice’s proxy statement for its 2026 Annual Meeting of Stockholders o n S chedule 14A filed with the SEC on April 2, 2026 under the headings “ Director Compensation ,” “ Compensation Discussion and Analysis ,” “ Executive Compensation Tables “ and “ Stock Ownership Information .” To the extent that holdings of Solstice’s securities have changed since the amounts printed in Solstice’s proxy statement, su ch changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Information ab out Element Solutions’ directors and executive officers and their ownership of Element Solutions’ common stock is set forth i n E lement Solutions’ proxy statement for its 2026 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on March 23, 2026 under the headings “ Director Compensation ,” “ Executive Compensation “ and “ Security Ownership .” To the extent that holdings of Element Solutions’ securities have changed since the amounts printed in Element Solutions’ pro xy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Ben eficial Ownership on Form 4 filed with the SEC. The information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed transaction when it become s a vailable. Free copies of these documents may be obtained as described above. 2

Second Quarter 2026 Highlights Strong top and bottom - line results; double - digit sales growth across Refrigerants, Nuclear, Electronic Materials and Healthcare Packaging Sound execution through macroeconomic volatility, plant turnarounds, and TSA exits Solid cash generation with disciplined working capital management Accelerating our growth strategy; executing on high - return organic investments and announced proposed acquisition of Element Solutions Raising full - year 2026 guidance demonstrating our resilient portfolio 3

Element Solutions Acquisition Expected to Accelerate Our Strategy and Fuel Significant, Sustainable Value Creation

- **Unlocks potential of combined electronics platform** – differentiated offering in key emerging technologies such as advanced packaging and next-gen semiconductor materials
- **Complementary strengths in advanced formulation and synthetic chemistry** - will position combined company as a "preferred partner" for customers' critical challenges
- **Expected to accelerate Solstice's financial engine** – anticipated synergies of $180+ million by Year 3; accretive to growth, Adj. EPS, Adj. EBITDA margins, and cash conversion
- **Expected upside from revenue synergies over time** – complementary products, technologies, and services to deliver value-added solutions
- **Anticipated enhanced cash generation and conservative leverage** – enables deleveraging ***and*** continued investment in key growth initiatives
- **Nuclear expected to remain a core growth pillar** – $2bn+ backlog, expected double-digit EBITDA CAGR through 2030, and increasing portion of overall business mix
- **Proven, experienced team in place to successfully execute integration and drive value creation**

Uniquely positioned to capture the generational tailwinds of critical AI infrastructure buildout


LSD – MSD
MSD – HSD
Standalone Solstice Med-Term Growth
Combined Solstice Med-Term Growth

Expected Medium-Term Combined Revenue CAGR

HSD – LDD	~75%
Expected Med.-Term Combined Adj. EBITDA[3] CAGR	*Expected Med.-Term Combined FCF Conversion[1]*

$6.8B	26%
2025 Combined Revenue[2]	*2025 Combined Adj. EBITDA Margin%[3]*
	(28% ex-metals[4])

[1] Cash conversion defined as (Adj. EBITDA – Capex) / Adj. EBITDA. [2] For illustrative purposes. Combined company revenue includes pro forma adjustment for Micromax and EFC acquisitions. [3] Non-GAAP Measure; inclusive of $180m of expected run-rate synergies; Element Solutions' Adj. EBITDA and Adj. EBITDA margin includes pro-forma adjustment of $61m from the impact of the Micromax and EFC acquisitions. [4] Based on Pro Forma for Element Solutions excluding metals. Non-GAAP measure, inclusive of $180m+ of expected synergies by Y3.

Solstice | 4

Second Quarter 2026 Consolidated Results

Consolidated Financial Highlights

($ in millions, except per share amounts)	2Q'26	2Q'25	% Change
Net Sales	$1,148	$1,033	11%
Net Income attributable to Solstice Advanced Materials	$119	$97	23%
Diluted EPS	$0.75	$0.61	23%
Adjusted Diluted EPS[1]	$0.88	N/A	N/A
Adjusted EBITDA[1,2]	$290	$283	2%
Adjusted EBITDA Margin[1,2]	25.3%	27.4%	(218) bps

Key Takeaways

- Strong YoY Net Sales growth driven by Nuclear, Electronic Materials, Refrigerants, and Healthcare Packaging
- RAS Net Sales growth driven by 27% YoY increase in Nuclear and 13% YoY increase in Refrigerants
- ESM Net Sales growth driven by 15% growth in Electronic Materials reflecting robust customer demand for deposition and thermal solutions
- Adjusted EBITDA Margin[1] impacted by timing of plant turnaround activity and production incentive credits in the prior year
- Operating Cash Flow for the first half of 2026 of $461m; Free Cash Flow[1] of $248m

[1] Non-GAAP financial measure. Historical reconciliations of non-GAAP financial measures provided in the appendix of this presentation. Prior period EBITDA has been adjusted to reflect standalone operations as if the Company had been operating independently during that period. Current period EBITDA reflects actual operations and does not include standalone adjustments, as the Company is now operating independently. [2] 2Q'25 represents Adjusted Standalone EBITDA (non-GAAP) and Adjusted Standalone EBITDA Margin (non-GAAP).

Solstice | 5

Net Sales and Adjusted EBITDA[1] Bridges

Change in Net Sales

($ in millions)


1,033
7%
4%
1%
1,148
Organic Net Sales growth[1] of 11% YoY
2Q'25 Net Sales
Volume
Price
FX
2Q'26 Net Sales

Change in Adjusted EBITDA[1,2] and Margin[1,2]

($ in millions)


27.4%
25.3%
283
(18)
12
13
290
Timing of plant turnaround activity and production incentive credits in the prior year
Volume growth in Electronic Materials, favorable product mix and, productivity
2Q'25 Adj. EBITDA
RAS
ESM
Corporate / Standalone Adj.
2Q'26 Adj. EBITDA

[1] Non-GAAP financial measure. Historical reconciliations of non-GAAP financial measures provided in the appendix of this presentation. Prior period EBITDA has been adjusted to reflect standalone operations as if the Company had been operating independently during that period. Current period EBITDA reflects actual operations and does not include standalone adjustments, as the Company is now operating independently. [2] 2Q'25 represents Adjusted Standalone EBITDA (non-GAAP) and Adjusted Standalone EBITDA Margin (non-GAAP).

Solstice | 6

Second Quarter 2026 Refrigerants & Applied Solutions Results • YoY increase in RAS Net Sales primarily driven by 13% growth in Refrigerants, 27% growth in Nuclear and 24% growth in Healthc are Packaging, while Building Solutions & Intermediates was roughly flat • Refrigerants strength led by continuing 454B demand and accelerating data center orders • YoY increase in Healthcare Packaging as customer demand patterns recovered following destocking in the second half of 2025 • YoY decline in RAS Adjusted EBITDA primarily driven by timing of plant turnaround activity and production incentive credits i n t he prior year • Expect segment Adjusted EBITDA Margins of mid - 30% in the second half of 2026 Key Takeaways Financial Results RAS Net Sales % Change 2Q’25 2Q’26 ($ in millions) 13% $418 $473 Refrigerants 27% 98 125 Nuclear (1)% 181 180 Building Solutions & Intermediates 24% 59 73 Healthcare Packaging 12% 756 850 RAS Net Sales (6)% 298 280 RAS Adjusted EBITDA 1 (648) bps 39.4% 32.9% RAS Adjusted EBITDA Margin 1 756 850 55 27 (1) 14 2Q'25 Refrigerants Nuclear Building Solutions & Intermediates Healthcare Packaging 2Q'26 ($ in millions) 7 1 Please refer to the reconciliation provided in the appendix of this presentation.

Second Quarter 2026 Electronic & Specialty Materials Results • YoY increase in ESM Net Sales primarily driven by 15% growth in Electronic Materials reflecting volume growth on robust custo mer demand across multiple product categories, which we expect to continue to accelerate • Broad - based strength across Electronic Materials with Deposition and Thermal Solutions both growing in excess of 25% year - over - y ear with continued success capturing growth opportunities • YoY increase in ESM Adjusted EBITDA primarily driven by volume growth and productivity Key Takeaways Financial Results ESM Net Sales % Change 2Q’25 2Q’26 ($ in millions) 15% $104 $119 Electronic Materials 7% 41 43 Safety & Defense Solutions 3% 132 135 Research & Performance Chemicals 8% 277 298 Net Sales 24% 52 64 ESM Adjusted EBITDA 1 280 bps 18.8% 21.6% ESM Adjusted EBITDA Margin 1 277 298 15 3 3 2Q'25 Electronic Materials Safety & Defense Solutions Research & Performance Chemicals 2Q'26 ($ in millions) 8 1 Please refer to the reconciliation provided in the appendix of this presentation. Top supplier award from

1 Capital expenditures represents capital expenditures incurred, whether or not paid in the current year. 2 Non - GAAP financial measure. Historical reconciliations of non - GAAP financial measures provided in the appendix of this presentation. Balance Sheet and Capital Management Cash Flow Highlights (Six Months Ended June 30, 2026) • Operating Cash Flow of $461 million reflecting strong working capital management • Disciplined focus on inventory optimization • Capital Expenditures of $186 million 1 supporting multi - year capacity expansion projects • Electronic Materials • Safety and Defense Solutions • Nuclear • Free Cash Flow 2 of $248 million Debt Structure and Liquidity (As of June 30, 2026) Capital Allocation Priorities • Committed to Maintaining Strong Balance Sheet • Uninterrupted Investment for Growth • Opportunistically Return Excess Cash to Shareholders • Portfolio Optimization $2 billion Total Debt $750 million Cash and Cash Equivalents $1.25 billion Net Debt 2 1.3x Net Leverage Ratio 2 $1.75 billion Total Liquidity 9

3Q’26 Commentary: Providing 3Q’26E Net Sales guidance of $990 – $1,030m • Continued momentum in Refrigerants and Electronic Materials • More modest Nuclear performance on loan returns, order timing • Consistent margin performance 2026 Commentary: • Assumes stable macroeconomic environment • Negative revenue impact from $30m final Nuclear loan returns skewed modestly towards 4Q Financial Guidance 10 1 Non - GAAP financial measure. Historical reconciliations of non - GAAP financial measures provided in the appendix of this presentat ion. Raising Full - Year Guidance on Robust YTD Performance Raised 2026E Guidance Previous 2026E Guidance $4,125 – 4,185 $3,900 - $4,100 Net Sales ($ in millions) $1,035 - $1,055 $975 - $1,025 Adjusted EBITDA 1 ($ in millions) $2.75 - $2.95 $2.45 - $2.75 Adjusted Diluted EPS 1 $420 - $440 $400 - $425 Capital Expenditures ($ in millions)

Key Takeaways Raising full - year 2026 guidance on continued strong business performance Well - aligned to strong secular trends such as artificial intelligence, data centers, semiconductor manufacturing, and nuclear energy Rigorous focus on operational execution and delivering on our commitments Solid free cash flow generation enabling investments in our business while supporting deleveraging Accelerating our growth strategy to become a premier advanced materials company 11

Appendix

Additional Full Year 2026 Modeling Considerations 2026E ($ in millions, unless otherwise noted) $220 - $240 Depreciation and Amortization Expense $100 - $105 Net Interest Expense 1 ~24 - 26% Effective Tax Rate ~$60 Noncontrolling Interest Other Considerations Strong demand expected to continue in Low - GWP Refrigerants, Electronic Materials, and Nuclear Interest rate sensitive end - markets such as housing / construction not expected to improve Raw material costs expected to be modestly inflationary; expect to fully cover with pricing Working capital expected to be a source of cash 13 Revised 1 Not inclusive of anticipated financing associated with the potential acquisition of Element Solutions

For The Three Months Ended June 30, 2025 2026 ($ in millions, except per share amounts) $945 $1,062 Product sales 88 86 Service sales 1,033 1,148 Net sales Costs, expenses and other 601 715 Cost of products sold 71 63 Cost of services sold 671 778 Total cost of products and services sold 23 25 Research and development expenses 105 123 Selling, general and administrative expenses 30 25 Transaction - related costs 2 (2) Other expense (income) 2 23 Interest and other financial charges 833 972 Total costs, expenses and other 199 176 Income before taxes 101 42 Income tax expense 99 134 Net income 2 15 Less: Net income attributable to noncontrolling interest 97 119 Net income attributable to Solstice Advanced Materials $0.61 $0.75 Basic earnings per share $0.61 $0.75 Diluted earnings per share 158.7 158.8 Weighted average number of common shares outstanding - basic 158.7 159.4 Weighted average number of common shares outstanding - diluted Consolidated Statement of Operations 14

For The Three Months Ended June 30, 2026 vs. 2025 11.2% Total % Change in Net Sales (0.6)% Foreign Currency Translation - Acquisitions, Divestitures and Other, Net 10.6% Organic Sales Percentage Reconciliation of Organic Sales Percentage 15

For The LTM 1 Ended June 30, For The Three Months Ended June 30, 2026 2025 2026 ($ in millions) $210 $97 $119 Net income attributable to Solstice Advanced Materials 74 2 15 Net income attributable to noncontrolling interest 284 99 134 Net Income (GAAP) 193 55 54 Depreciation 28 4 3 Amortization 78 2 23 Interest and other financial charges (37) 7 2 Other adjustments 2 27 6 6 Stock compensation expense 106 30 25 Transaction - related costs 287 101 42 Income tax expense 964 304 290 Adjusted EBITDA (Non - GAAP) (1) (21) - Less - Standalone adjustments 963 283 290 Adjusted Standalone EBITDA (Non - GAAP) 4,096 1,033 1,148 Net Sales 23.5% 29.5% 25.3% Adjusted EBITDA margin (Non - GAAP) 23.5% 27.4% 25.3% Adjusted Standalone EBITDA Margin (Non - GAAP) Reconciliation of Adjusted EBITDA & Adjusted Standalone EBITDA 16 1 LTM stands for “last twelve months”. 2 Other adjustments primarily consisted of gains and losses from disposal of long - lived assets, remeasurement of foreign currencie s, environmental reserves, asset retirement obligations, nonoperating pension expense (income), and certain legal costs, net of recoveries..

Reconciliation of Adjusted Standalone EBITDA 17 For The Three Months Ended June 30, 2025 2026 ($ in millions) $756 $850 Refrigerants & Applied Solutions (RAS) 277 298 Electronic & Specialty Materials (ESM) 1,033 1,148 Total Net Sales For The Three Months Ended June 30, 2025 2026 ($ in millions) $298 $280 RAS Adjusted EBITDA 52 64 ESM Adjusted EBITDA 350 344 Segment Adjusted EBITDA Less: 46 54 Corporate and All Other 21 - Standalone Adjustments 283 290 Total Adjusted Standalone EBITDA (Non - GAAP)

Reconciliation of Adjusted Net Income Attributable to Solstice and Adjusted Diluted EPS 18 1 Other adjustments primarily consisted of gains and losses from disposal of long - lived assets, remeasurement of foreign currencie s, environmental reserves, asset retirement obligations, nonoperating pension expense (income), and certain legal costs, net of recoveries. 2 Excludes amortization of acquired intangible assets. 3 Includes tax effect of adjustments. For The Three Months Ended June 30, 2026 ($ in millions, except per share amounts) $119 Net income attributable to Solstice Advanced Materials (GAAP) 2 Other adjustments 1 1 Amortization of acquired intangibles 25 Transaction costs (7) Tax effect of adjusting items 140 Adjusted net income attributable to Solstice (Non - GAAP) 159.4 Diluted weighted average shares outstanding $0.75 Diluted EPS (GAAP) $0.88 Adjusted diluted EPS (Non - GAAP) For The Three Months Ended June 30, 2026 ($ in millions) $290 Adjusted EBITDA (Non - GAAP) Less: 54 Depreciation 2 Amortization 2 23 Interest and other financial charges 6 Stock compensation expense 49 Income tax provision plus tax effect on adjusting items 3 15 Net income attributable to noncontrolling interest 140 Adjusted net income attributable to Solstice (Non - GAAP)

Reconciliation of Free Cash Flow 19 For The Six Months Ended June 30, 2026 ($ in millions) $461 Net Cash Provided by Operating Activities (GAAP) 213 Less: Capital expenditures paid 248 Free Cash Flow (Non - GAAP)

June 30, 2026 ($ in millions) Debt $986 Term Loan B due 2032 986 Unsecured Senior Notes due 2033 1,972 Total Debt 750 Less: Cash and Cash Equivalents 1,222 Net Debt (Non - GAAP) 963 LTM Adjusted Standalone EBITDA (Non - GAAP) 2.0 x Total Leverage Ratio (Non - GAAP) 1.3 x Net Leverage Ratio (Non - GAAP) Debt Structure 20

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures to supplement the financial measures prepared in accordance with U.S. GAAP. These include (1) Organic sales percentage, (2) Adjusted EBITDA, (3) Adjusted EBITDA Margin, (4) Adjusted Standalone EBITDA, (5) Adjusted Standalone EBITDA margin, (6) Adjusted Net Income attributable to Solstice, (7) Adjusted diluted EPS, (8) Free Cash Flow, (9) Net debt, (10) Total leverage ratio, and (11) Net leverage ratio.

Below are definitions and reconciliations of certain non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP. Management believes that, when considered together with reported amounts, these measures are useful to investors and management in understanding our ongoing operations and in the analysis of ongoing operating trends. Management believes these non-GAAP financial measures provide investors with a meaningful measure of its performance period to period, align the measures to how management evaluates performance internally, and make it easier for investors to compare our performance to peers. These measures should be considered in addition to, and not as replacements for, the most directly comparable US GAAP measure. The non-GAAP financial measures we use are as follows:

Organic Sales Percentage

The Company defines organic sales percentage as the year-over-year change in reported sales relative to the comparable period, excluding the impact on sales from foreign currency translation and acquisitions, net of divestitures, for the first 12 months following the transaction date. We believe this measure is useful to investors and management in understanding our ongoing operations and in analysis of ongoing operating trends.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Standalone EBITDA, and Adjusted Standalone EBITDA Margin

The Company defines Adjusted EBITDA as net income excluding income taxes, depreciation, amortization, interest and other financial charges, remeasurement of foreign currencies, stock-based compensation expense, nonoperating pension expense (income), transaction-related costs, repositioning charges, asset retirement obligations accretion, asset impairment charges, litigation costs and insurance settlements (net of recoveries), gains and losses on disposal of assets, and certain other items that are otherwise of an unusual or non-recurring nature. The Company defines Adjusted EBITDA margin as Adjusted EBITDA divided by Net sales. The Company defines Adjusted Standalone EBITDA as Adjusted EBITDA less, for fiscal year 2025, estimated recurring and ongoing costs required to operate a new independent public company, and autonomous entity adjustments as well as adjustments for certain other employee compensation expense for employees that have historically been shared with other Honeywell businesses and were transferred to the Company in connection with the spin-off. The Company defines Adjusted Standalone EBITDA Margin as Adjusted Standalone EBITDA divided by Net sales. We believe these measures are useful to investors as they provide greater transparency with respect to supplemental information used by management in its financial and operational decision making, as well as understanding ongoing operating trends.

Adjusted Net Income attributable to Solstice and Adjusted Diluted EPS

The Company defines Adjusted net income attributable to Solstice as Net income attributable to Solstice Advanced Materials excluding the after-tax impact - based on the tax rates by jurisdiction, net of discrete items - of amortization of acquired intangibles, remeasurement of foreign currencies, nonoperating pension expense (income), transaction-related costs, repositioning charges, asset retirement obligations accretion, asset impairment charges, litigation costs and insurance settlements (net of recoveries), gains and losses on disposal of assets, and certain other items that are otherwise of an unusual or non-recurring nature. We believe Adjusted net income attributable to Solstice is useful to investors as it provides greater transparency with respect to supplemental information used by management in its financial and operational decision making, as well as in understanding ongoing operational trends. The Company defines Adjusted diluted EPS as Adjusted net income attributable to Solstice divided by diluted weighted average shares outstanding to reflect shares that are dilutive or anti-dilutive based on the amount of Adjusted net income attributable to Solstice Advanced Materials. The weighted average common shares outstanding used to calculate Adjusted diluted earnings (loss) per share will differ from such shares used to calculate diluted earnings (loss) per share (GAAP) when the inclusion of dilutive shares has an anti-dilutive effect for one calculation but not for the other. We believe Adjusted diluted EPS is useful to investors as it provides greater transparency with respect to supplemental information used by management in its financial and operational decision making, as well as in understanding ongoing operational trends.

Free Cash Flow

The Company defines free cash flow as net cash provided by operating activities less net capital expenditures. Net capital expenditures include capital expenditures paid less proceeds from the disposals of property, plant, and equipment. We believe this measure is useful to investors and management as a measure of cash generated by operations that can be used to invest in future growth through new business development activities or acquisitions, pay dividends, repurchase stock, or repay debt obligations prior to their maturities. This measure can also be used to evaluate our ability to generate cash flow from operations and the impact that this cash flow has on our liquidity.

Net Debt, Total Leverage ratio and Net Leverage ratio

The Company defines net debt as total debt less cash. The Company defines total leverage ratio as total debt divided by Adjusted EBITDA. The Company defines net leverage ratio as net debt divided by Adjusted EBITDA. For purposes of showing total leverage ratio and net leverage ratio, we use Adjusted Standalone EBITDA instead of Adjusted EBITDA. We believe these measures are useful to investors and management in understanding our overall financial condition.

Solstice | 21

The following message was delivered to employees of Solstice on July 30, 2026.

Message from David to all employees

Subject line: Solstice reports strong second-quarter results and raises full-year guidance

Dear Solstice Advanced Materials Team,

Today, we announced Solstice’s strong second-quarter results with double-digit growth across four of our seven reported businesses. Thanks to the terrific execution across our businesses to date and all your hard work, we have confidence to raise our full-year outlook despite the uncertain economic environment.

The second quarter also marked our announcement of a definitive agreement to acquire Element Solutions in a cash-and-stock transaction. We are very excited about this acquisition’s potential to accelerate our strategy to build an industry-leading advanced materials platform with increased exposure to high-growth electronics, AI infrastructure and other attractive end markets. The acquisition will position us favorably for what potentially can be a generational growth opportunity in these markets. We expect it to enhance our growth, margin and cash flow profile while creating significant long-term value for all Solstice stakeholders, including customers, employees and shareholders. The transaction remains subject to shareholder and regulatory approvals and other customary closing conditions and is expected to close in the first half of 2027.

A Year of “Firsts”

We have often talked about this being a year of “firsts” for Solstice. Nine months ago to the day, we celebrated our successful spinoff from Honeywell. At the start of this year, we introduced our Solstice culture, which emphasizes customer focus, agility, purposeful collaboration and innovation – all underpinned by a commitment to integrity, employee empowerment and leadership through trust and humbleness. About three months ago, we completed our first complete quarter as an independent company. And about three weeks ago, we announced our first acquisition.

As we mark these various milestones, our secret sauce remains the talent, commitment and collaborative spirit of our people. Our accomplishments are your accomplishments. Solstice is off to a great start, and our future is bright because of the contributions you are making every day.

With just under half a year to go in 2026, my ask for you is simple: Let’s keep up our momentum. We have much to celebrate, and at the same time, we also have much to accomplish by the end of the year. As always, please start everything you do with safety and compliance in mind. If we cannot do something safely and the right way, we will not do it.

Next Global Town Hall Is 9 a.m. EDT on Thursday, Aug. 6

To hear more about the past quarter, our Element Solutions acquisition and our featured topics Customer Focus and Lean Six Sigma, please join me at our next Solstice global town hall at 9 a.m. EDT on Thursday, August 6. Those in Morris Plains should attend in person in the Auditorium.

Thank you for all your support during the first half of the year. And remember, we’re just getting started!

Be safe,

David

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between Solstice and Element Solutions, that involve substantial risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts, but rather are based on current expectations, estimates, assumptions and projections regarding, among other things, the anticipated benefits and timing of the proposed transaction, synergies, expected future financial position, total addressable market, position in specialty chemicals and advanced materials verticals and the industry, business and financial results of each company and the combined company, including the combined company’s expected Adjusted EBITDA and Adjusted EBITDA margin, expected synergies, net debt and net leverage, anticipated de-leveraging, expected accretion to Adjusted EPS and expected growth, margins and free cash flow. Forward-looking statements often include words such as “anticipates,” “estimates,” “expects,” “positioned,” “projects,” “forecasts,” “intends,” “plans,” “continues,” “could,” “believes,” “may,” “will,” “would,” “should,” “goals,” “pro forma” and words and terms of similar substance in connection with discussions of the proposed transaction and the future operating or financial performance of the combined company. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances. Solstice’s, Element Solutions’ or the combined company’s actual results may vary materially from those expressed or implied in the forward-looking statements. Accordingly, undue reliance should not be placed on any forward-looking statement made by Solstice or on its behalf. Although Solstice and Element Solutions believe that the forward-looking statements contained in this communication are based on reasonable assumptions, you should be aware that a variety of factors, many of which are difficult to predict and outside of Solstice’s or Element Solutions’ control, could affect Solstice’s, Element Solutions’ or the combined company’s actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including, but not limited to: the completion of the proposed transaction on the anticipated terms and timing, including obtaining stockholder, regulatory and other approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, future prospects, business and management strategies, expansion and growth of Solstice’s and Element Solutions’ businesses and other conditions to the completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, or that such benefits may take longer to realize or be more costly to achieve than expected, including as a result of delay in completing the proposed transaction, Solstice’s ability to integrate Element Solutions’ operations and product lines or due to unexpected costs, liabilities or delays; the ability of the parties to obtain or consummate financing related to the proposed transaction upon acceptable terms or at all; the dilution caused by Solstice’s issuance of additional shares of its common stock in connection with the consummation of the proposed transaction; the risk of a downgrade of the credit rating of Solstice’s indebtedness; a material adverse change in the financial condition of Solstice, Element Solutions or the combined company; potential litigation relating to the proposed transaction that could be instituted against Solstice, Element Solutions or their respective directors; Solstice’s and Element Solutions’ ability to implement their business strategies; the risk that disruptions from the proposed transaction will harm Solstice’s or Element Solutions’ respective businesses, including current plans and operations; the ability of Solstice or Element Solutions to retain and hire key personnel; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; uncertainty as to the long-term value of Solstice’s common stock; risks associated with third party contracts containing consent and/or other provisions triggered by the proposed transaction; legislative, regulatory, political and economic developments affecting Solstice’s, Element Solutions’ or the combined company’s respective businesses; the evolving legal, regulatory and tax regimes under which Solstice and Element Solutions operate; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Solstice’s and/or Element Solutions’ financial performance; restrictions during the pendency of the proposed transaction that may impact Solstice’s or Element Solutions’ ability to pursue certain business opportunities or strategic transactions; an overall decline in the health of the economy and the industries in which Solstice and Element Solutions operate, including as a result of inflation, tariffs and other trade barriers and restrictions, market volatility, geopolitical instability and social unrest, the possibility of an economic downturn or recession or other macroeconomic factors; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Solstice’s and Element Solutions’ response to any of the aforementioned factors; failure to receive the approval of the stockholders of Solstice and/or Element Solutions; and the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Solstice and Element Solutions described in the “Risk Factors” section of their respective Annual Reports on Form 10-K for the year ended December 31, 2025, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those implied by forward-looking statements in this communication. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Solstice and Element Solutions assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by securities or other applicable law. Neither Solstice nor Element Solutions gives any assurance that either Solstice or Element Solutions will achieve its expectations.

Important Information and Where to Find It

In connection with the proposed transaction, Solstice intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Solstice’s common stock to be issued in the proposed transaction and a joint proxy statement for Solstice’s and Element Solutions’ respective stockholders (the “Joint Proxy Statement/Prospectus”). The definitive Joint Proxy Statement/Prospectus (if and when available) will be mailed to stockholders of Solstice and Element Solutions after it is declared effective. Each of Solstice and Element Solutions may also file with or furnish to the SEC other relevant documents regarding the proposed transaction. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Solstice or Element Solutions may mail to their respective stockholders in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF SOLSTICE AND ELEMENT SOLUTIONS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING SOLSTICE, ELEMENT SOLUTIONS, THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Solstice or Element Solutions through the website maintained by the SEC at http://www.sec.gov or from Solstice at its website, https://www.solstice.com, or from Element Solutions at its website, https://www.elementsolutionsinc.com (information included on or accessible through the SEC website or either of Solstice’s or Element Solutions’ website is not incorporated by reference into this communication).

Participants in Solicitation

Solstice and Element Solutions and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Solstice and Element Solutions in connection with the proposed transaction.

Information about the interests of the directors and executive officers of Solstice and Element Solutions and other persons who may be deemed to be participants in the solicitation of stockholders of Solstice and Element Solutions in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about Solstice’s directors and executive officers and their ownership of Solstice’s common stock is set forth in Solstice’s proxy statement for its 2026 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 2, 2026 under the headings “Director Compensation,” “Compensation Discussion and Analysis,” “Executive Compensation Tables” and “Stock Ownership Information.” To the extent that holdings of Solstice’s securities have changed since the amounts printed in Solstice’s proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

Information about Element Solutions’ directors and executive officers and their ownership of Element Solutions’ common stock is set forth in Element Solutions’ proxy statement for its 2026 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on March 23, 2026 under the headings “Director Compensation,” “Executive Compensation” and “Security Ownership.” To the extent that holdings of Element Solutions’ securities have changed since the amounts printed in Element Solutions’ proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

The information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed transaction when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and/or offered pursuant to an exemption from the registration requirements of the Securities Act, and otherwise in accordance with applicable law.

Important Note about Combined and Non-GAAP Financial Information

The financial information for the combined businesses of Solstice and Element Solutions is based on management's estimates, assumptions and projections and has not been prepared in conformance with the applicable requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. This information is provided for illustrative purposes only and should not be considered in isolation from, or as a substitute for, the historical financial statements of Solstice and Element Solutions. These measures are provided for illustrative purposes and are based on an arithmetic sum of the relevant historical financial measures of Solstice and Element Solutions. Combined Adjusted EBITDA is the arithmetic sum of Solstice’s Adjusted Standalone EBITDA and Element Solutions’ Pro Forma Adjusted EBITDA, inclusive of expected synergies. Combined Adjusted EBITDA Margin is inclusive of expected synergies. These measures do not reflect what the combined company's financial condition or results of operations would have been had the proposed transaction occurred on or prior to the dates indicated. Such illustrative information may differ materially from pro forma information included in SEC filings. Various factors could cause actual future results to differ materially from those currently estimated by management, including, but not limited to, the risks described above and in each of Solstice’s and Element Solutions’ respective filings with the SEC.

This communication also includes certain financial measures not calculated in accordance with U.S. generally accepted accounting principles ("GAAP"), such as adjusted standalone EBITDA, pro forma adjusted EBITDA, combined adjusted EBITDA, combined adjusted EBITDA margin, combined sales, synergies, integration benefits, free cash flow, net debt and net leverage. Non-GAAP financial measures have limitations as an analytical tool and are not meant to be considered in isolation from, or as a substitute for, the comparable GAAP measures. There are limitations to non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items being excluded. Solstice and Element Solutions caution you not to place undue reliance on these non-GAAP financial measures.

For a definition of Solstice’s adjusted standalone EBITDA and Element Solutions’ adjusted EBITDA and a reconciliation of adjusted standalone EBITDA and adjusted EBITDA to the most comparable GAAP financial measure for 2025, please see Solstice’s Current Report on Form 8-K furnished with the SEC on February 11, 2026 and Element Solutions’ Current Report on Form 8-K furnished with the SEC on February 17, 2026 and Element Solutions’ 2026 Investor Day presentation at its website at https://www.elementsolutions.com (information included on or accessible through Element Solutions’ website is not incorporated by reference into this communication). Element Solutions’ pro forma Adjusted EBITDA for fiscal year 2025 is from Element Solutions’ 2026 Investor Day presentation and is Element Solutions’ Adjusted EBITDA inclusive of a pro forma adjustment of $61 million from the impact of the acquisitions of Micromax and EFC Gases. Combined Adjusted EBITDA and Combined Adjusted EBITDA margin includes expected synergies.